UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                                AT Plastics Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    001947100
                                 (CUSIP Number)

                                  Lance Kravitz
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 28, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001947100               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Perry Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        14,133,591
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               14,133,591
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,133,591
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 001947100               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. Perry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       14,133,591 (all shares beneficially owned by Perry Corp.)
                       --------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
BENEFICIALLY           NONE
  OWNED BY             --------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON              14,133,591 (all shares beneficially owned by Perry Corp.)
    WITH               --------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,133,591 (all shares beneficially owned by Perry Corp.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER:

            This Schedule 13D relates to the common shares (the "Common Shares") of AT Plastics Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 134 Kennedy Road S., Brampton, Ontario, Canada A6.

            This Amendment No. 3 amends the initial statement on Schedule 13D filed jointly by Perry Corp. and Richard C. Perry on February 19, 1999 and the subsequent amendments thereto filed on March 16, 1999 and February 22, 2000. Items 3, 4 and 5 of the Schedule 13D are amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Common Shares were acquired by the two or more private investment funds for which Perry Corp. acts a general partner and/or investment adviser. The source of funds for such purchases was the investment capital of such investment funds. The total amount of consideration for the 14,133,591 Common Shares beneficially owned by the Reporting Persons was $37,661,573 (some of which was paid in U.S. Dollars, and some of which was paid in Canadian Dollars).

ITEM 4. PURPOSE OF TRANSACTION:

            On August 21, 2001, certain private investment funds under the management and control of Perry Corp. acquired 3,726,191 Common Shares pursuant to an underwritten public offering in Canada and a private placement in the United States of such Common Shares. The number of Common Shares purchased was less than the Reporting Persons' pro rata share of the Issuer's total offering. Therefore, this acquisition reduced the percentage of Common Shares beneficially owned by the Reporting Persons. In addition, on August 28, 2001, the Issuer announced that the underwriters would exercise the over-allotment option granted to them in connection with the public offering in Canada. As a result of such exercise, the Issuer issued an additional 2,173,913 Common Shares to the underwriters, thereby further reducing the percentage of Common Shares beneficially owned by the Reporting Persons. The Reporting Persons are hereby filing this amendment to report the decrease in the percentage of Common Shares beneficially owned by the Reporting Persons as a result of these two events.

            Richard C. Perry, President and CEO of Perry Corp., was appointed to the board of directors of the Issuer on June 13, 2001 by the other board members in order to fill the vacancy created by the resignation of Thomas J. Wageman, a former consultant of Perry Capital LLC (an affiliate of Perry Corp.). Veronica Ho, a former managing director of Perry Corp., resigned from the board of directors of the Issuer on March 16, 2001. Andrew J. Smith, a former managing director of Perry Capital LLC (an affiliate of Perry Corp.), resigned as Chairman of the board of directors and interim President and CEO of the Issuer on August 28, 2001.

            Except as disclosed herein, the Reporting Persons do not have any present intention to take any of the actions described in paragraphs (b) through
(j) of Item 4 of Schedule 13D. However, the Reporting Persons may, subject to the continuing evaluation of the Issuer's condition and prospects, acquire from time to time additional securities of the Issuer in the open market or in privately negotiated transactions or otherwise. Depending on such evaluation, the Reporting Persons may, from time to time, retain or sell all or a portion of the securities of the Issuer beneficially owned by them in the open market or in privately negotiated transactions. Any actions the Reporting Persons may take will be dependent on numerous factors, including general market and economic conditions, the ongoing evaluation of the Issuer's business and prospects and future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Based on publicly available information, the Issuer had 49,935,934 Common Shares outstanding as of August 28, 2001. Perry Corp. is the indirect beneficial owner of 14,133,591 Common Shares, which constitutes approximately 28.3% of the Issuer's outstanding Common Shares. Perry Corp. has sole power to vote and sole power to dispose of the 14,133,591 Common Shares. By virtue of his position as President, sole director and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Common Shares. Mr. Perry disclaims such beneficial ownership.

            (c) Pursuant to the transactions described in Item 4, on August 21, 2001, Perry Corp. acquired indirect beneficial ownership of 3,726,191 Common Shares of the Issuer at a price of CAN$2.10 per share or a total of CAN$7,825,000.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares which were held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PERRY CORP.

Dated:   March 12, 2002
         New York, New York              By:/s/ Richard C. Perry
                                            -------------------------
                                            Name:  Richard C. Perry
                                            Title: President

Dated:   March 12, 2002
         New York, New York              /s/ Richard C. Perry
                                         ----------------------------
                                         Richard C. Perry